Exhibit 9

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

GOLDEN CYCLE, LLC, a Pennsylvania           )
limited liability company,                  )
                  Plaintiff,                )
                                            )
                v.                          )        C.A. No. ________
                                            )
LIONEL M. ALLAN, JAMES J. KELLY, JR.,       )
JOSEPH F. KEENAN, JOSEPH PIAZZA, SR. and    )
GLOBAL MOTORSPORT GROUP, INC.,              )
                  Defendants.               )

                                    COMPLAINT

         Golden Cycle, LLC ("Golden Cycle"), as and for its Complaint, alleges on knowledge with respect to itself and its own acts, and upon information and belief as to all other matters, as follows:

                              Nature Of The Action

         1. More than two weeks ago, Golden Cycle proposed in writing an acquisition of Defendant Global Motorsport Group, Inc. ("Global") for a cash price representing a significant premium over the company's market value and advised the company that it was continuing to evaluate its position with the goal of maximizing stockholder value. Since then, Golden Cycle repeatedly has sought meetings with Global representatives to discuss its interest in an acquisition and to explore whether information available to Global would justify a higher price. Global's only direct response has been a derisive letter delivered a week ago.

         2. While Global publicly professes to be considering Golden Cycle's bid, its actions demonstrate an intent to fend off the acquisition proposal at any cost. In addition to hiding behind a formidable array of takeover defenses, Global is illegally and inequitably interfering with the most basic of corporate rights -- the stockholders' right to communicate with each other and to select the fiduciaries empowered to represent their interests.

         3. The Global Board's motivation is simple. Despite Global's lackluster performance, the Individual Defendants have awarded themselves lucrative salaries, fees, options and "consulting agreements." Those benefits have never been fully or fairly disclosed to stockholders. To protect those benefits, the Board is prepared to fight to the last dollar of stockholder value.

         4. Faced with Defendants' demonstrated unwillingness to fairly consider its offer, Golden Cycle is taking its bid directly to stockholders. This morning, it commenced a $18 cash bid for all outstanding shares -- a 23% premium over the closing price on the day before Golden Cycle announced its interest.

         5. Defendants' conduct violates fiduciary obligations to further stockholder interests by investigating and evaluating Golden Cycle's offer independently and in good faith. They are preventing stockholders from considering the offer, and are improperly obstructing the stockholders' right to replace the Board with directors focused on maximizing stockholder value. Unless enjoined, the Defendants illegal and inequitable conduct will continue.

         6. Plaintiff seeks declaratory and injunctive relief: (i) preventing Global and its Board from using the company's Poison Pill or other anti-takeover devices to impede or delay Golden Cycle's all cash tender offer and its consent solicitation; (ii) requiring Global and its Board to consider fairly Golden Cycle's offer; and (iii) preventing Global's directors from breaching their fiduciary duties to their stockholders in connection with Golden Cycle's offer.

                                   The Parties

         7. Defendant Global Motorsport Group, Inc. is a Delaware corporation with its principal place of business in California. Global is the largest independent supplier of aftermarket parts and accessories, including replacement parts, custom parts and apparel, for Harley-Davidson motorcycles. Global distributes its own products as well as products supplied by other recognized manufacturers.

         8. The Individual Defendants comprise Global's four-member Board of Directors. In addition, Defendant Joseph F. Keenan is the Chairman of the Board, Defendant Joseph Piazza, Sr., is the President and Chief Executive Officer, Defendant James J. Kelly, Jr. is the Executive Vice President and Chief Financial Officer, and Defendant Lionel M. Allan is the company's "legal consultant."

         9. Plaintiff Golden Cycle is a Pennsylvania limited liability company with its principal place of business in Harrisburg, Pennsylvania. Golden Cycle is the record owner of 100 shares of Global common stock and the beneficial owner of 528,700 shares. Golden Cycle's stock holdings represent about 10.4% of Global's outstanding capital stock.

         10. The principals of Golden Cycle are Alexander Grass and his son, Roger Grass. Alexander Grass was a founder of Rite Aid Corporation, was its Chairman, President and Chief Executive Officer until March 1995 and presently serves as a director and Chairman of Rite Aid's Executive Committee. Alexander Grass also has been a director of Hasbro, Inc., and the President, Chairman and Chief Executive Officer of Super Rite Foods, Inc. Roger Grass is Chairman of Biker's Depot, Inc., which owns and operates superstores that sell aftermarket parts and accessories for Harley-Davidson motorcycles.

                         Global's Lackluster Performance

         11. In the past decade, Harley-Davidson has experienced a renaissance with increased demand for its motorcycles and associated products. Global's stockholder have not benefited from that rebirth. Founded in 1970, Global has never paid a dividend. While its stock closed as high as $20 1/4 in the first quarter of 1997, it closed at $14 15/16 the day before Golden Cycle announced its interest in an acquisition.

         12. In September 1997, Global acquired competitor, Chrome Specialties Inc., of Fort Worth, Texas. According to published sources, Global paid an overly generous price for Chrome Specialties -- $36 million cash, compared with annual revenues of $35 million.

         13. Despite the consolidation of Chrome Specialities, Global's performance continues to flag. Although more than four months of Chrome Specialties' results are incorporated in Global's financial statements for the year ended January 31, 1998, Global's revenues increased by only $14.2 million. Global's pre-tax income plummeted from $13.0 million in the year ended January 31, 1997, to $4.4 million in most recently completed fiscal year.

                             The Board Amply Rewards
                       Itself For Its Mediocre Stewardship

         14. For stockholders, Global's performance has been less than successful. For the Board, however, Global is a source of great financial reward.

         15. According to Global's September 1997 Proxy Statement (the "1997 Proxy"), Defendant Kelly's 1997 salary and bonus as CFO was about $140,000. He also received options to buy 32,250 shares of Global stock. Global has not disclosed Defendant Piazza's compensation as CEO but, presumably, it is greater than Defendant Kelly's.

         16. Global's public disclosures indicate Defendants Keenan and Allan are well compensated. According to the 1997 Proxy, non-management directors receive $20,000 per year plus expenses. The Board also created a plan granting to non-management directors options to acquire 2,500 shares each time they are elected, which is annually.

         17. In fact, the Board has funneled to certain of its members significant undisclosed compensation in the form of "consulting agreements" concealed from Global stockholders. Effective on January 1, 1997, Defendants Piazza was awarded a $2,500 a week consulting contract. Since 1992, Defendant Allan has acted as a "legal consultant" to the company an arrangement pursuant to which he has been paid hundreds of thousands of dollars.

         18. The concealment of the consulting arrangements creates the misleading impression that Global's Board includes independent directors. In addition, while the parties to such agreements have the economic benefits of a lucrative employment contract, they presumably claim the perquisites to which "non-management" directors are entitled.

         19. Rather than linking themselves economically to the interests of stockholders, the Individual Defendants hold virtually no common stock. As of the date of the 1997 Proxy, Mr. Kelly owned fewer than 2,000 shares of stock. Mr. Keenan held 2,500 shares. Mr. Allan and Mr. Piazza held no shares.

         20. The directors have granted themselves options. As of the date of the 1997 Proxy: Mr. Kelly held options to purchase 53,488 shares; Mr. Allan held options for 10,071 shares; Mr. Piazza held options for 1,614 shares and Mr. Keenan held options for 2,874 shares. The company also adopted a "Director Option Plan," pursuant to which 50,000 share were reserved for options to be granted to "non-employee directors."

                               Management Disarray

         21. Squabbling over concealed consulting benefits led last year to a coup which has left the company rudderless. In March 1997, Global's outside auditors questioned accounting treatments used by the company's CFO, Defendant Kelly, which artificially inflated income. The Board was sufficiently concerned about Defendant Kelly's performance to demand and obtain his resignation as an officer, employee and director. Defendant Kelly was asked to remain in place until a replacement was hired. By late October 1997, a replacement was found and presented with a written employment offer.

         22. Defendant Kelly retained his position by provoking the ouster of Global co-founder, Chairman and CEO, Ignatius Panzica. Having concluded Defendant Allan's involvement with the September 1997 Chrome Specialties acquisition unnecessarily inflated the outside counsel fees, Mr. Panzica stated in Defendant Kelly's presence that he intended to cancel Defendant Allan's consulting contract. Defendant Kelly informed Defendant Allan of Mr. Panzica's intent.

         23. Defendant's Allan and Kelly agreed to cooperate to force Mr. Panzica out as an officer and director. By doing so, Defendant Allan preserved his lucrative "consulting" contract and Defendant Kelly's termination as CFO was rescinded. Defendant Piazza supported the move, in exchange for which he was named to succeed Mr. Panzica as the Company's CEO. Defendant Keenan, a long-time friend of Defendant Allan, also agreed to cooperate and was named Global's Chairman. In a March 25 press release, the company euphemistically described the reshuffle as a "restructuring [of] its operations and management."

         24. The unseating of Mr. Panzica has left the company with little industry experience at the highest level. The new Chairman, Defendant Keenan, is a lawyer in private practice. While the CEO, Defendant Piazza, is a former officer of a motorcycle parts and accessory distributor, he has had no active involvement in the industry for years. Defendant Allen is also lawyer, working as a "legal consultant" since leaving his law firm amidst allegations of improper billing and cash diversions.

         25. One of Defendant Piazza's early acts as CEO was to hire his son, Joseph Piazza, Jr., to a senior sales position. The hiring prompted the resignation of Global's Senior Vice President of Sales and Marketing, Daniel Stern.

                              The Takeover Defenses

         26. The Board's performance and skimpy stock holdings provide little assurance of continued incumbency. Moreover, the company's equity is heavily concentrated in the hands of a few, highly sophisticated investors. On information and belief, half or more of the stock is held by ten institutional investors.

         27. On November 13, 1996, the Board adopted a potent takeover defense in the form of a stockholder rights plan (the "Poison Pill"). The Poison Pill allows the Board to prevent the consummation of any tender or exchange offer, even one providing substantial benefits to Global's stockholders. The Board declared a dividend of one common stock purchase right (a "Right"), payable to each of Global's stockholders of record as of December 13, 1996. Each Right entitles the holder to purchase one one-thousandth of a share of Global's Series A Participating Preferred Stock, $0.001 par value for each share of Global common stock held by the Right holder for $80 per share (the "Purchase Price"), subject to adjustment.

         28. The Rights are exercisable on the earlier of 10 days (or such later date as may be determined by a majority of the Board following: (i) a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of Global's outstanding common stock, or (ii) the commencement of, or the announcement of the intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Global's outstanding common stock.

         29. In the event a person becomes an Acquiring Person, each holder of a Right (other than Rights exercised or beneficially owned by the Acquiring Person) will be entitled to receive on exercise a number of shares of Global common stock having a market value of twice the Purchase Price. In the event the holder does not exercise its Right and accept the common stock and Global is acquired through a merger, the Right holder would be entitled to receive, on exercise, shares of the acquiring company's common stock equal to two times the Purchase Price. Global's Board can redeem the Rights for $0.001 each, or can amend the Poison Pill to make the Rights inapplicable to a proposed acquisition.

         30. Due to the prohibitive costs the Poison Pill imposes on an Acquiring Person, any tender offer which triggers the Rights cannot practically be consummated unless Global's Board redeems or amends the Poison Pill or declares the tender offer to be a Permitted Offer. Accordingly, the Individual Defendants can block any proposed tender offer regardless of the interests of Global's stockholders.

         31. In addition to the Poison Pill, Global is subject to the anti-takeover provisions of 8 Del. C. ss.203. As with the Poison Pill, the Board can exempt Golden Cycle's offer from the effects of Section 203.

         32. The actions of the Individual Defendants make it clear they will not fairly consider the Global Cycle bid and determine whether, in the interests of the stockholders, it should be declared to be a Permitted Offer.

                                The Golden Offer

         33. On March 23, 1998, Golden Cycle delivered a letter to Global offering to purchase all of Global common stock for $18 per share (the "Proposal") -- a 26% premium over the market close on the last previous trading day. In the letter, Golden Cycle advised Global all terms of the Proposal, including price, were negotiable. Golden Cycle requested access to Global's books and records in order to identify undisclosed value Golden Cycle had not taken into account.

         34. The March 23 letter expressed Golden Cycle's commitment to pursuing a negotiated transaction, but advised that if Global's Board "do[es] not wish to proceed with negotiations or to provide us with an opportunity to conduct due diligence so that we can determine if there is greater value in the company, we will consider attempting to seek control of the Board of Directors through a consent solicitation which would elect directors committed to selling the company for the highest price reasonably available." To prepare for such a possibility, Golden Cycle disclosed its intent to file with the Securities and Exchange Commission ("SEC") preliminary materials for soliciting written consents.

         35. Hoping to promote a constructive dialogue, Golden Cycle President Alexander Grass called Global's CEO, Defendant Piazza, the day the letter was transmitted. Defendant Piazza did not take the call, and to date has made no effort to contact Mr. Grass.

         36. On March 24, Golden Cycle filed its preliminary proxy materials. Golden Cycle intends to begin soliciting proxies as soon as its materials are cleared by the SEC.

                           Defendants' Obstructionism

         37. Since March 23, Alexander Grass made several attempts to establish communications with Global, through letters and personal telephone calls. Global's initial response was silence, punctuated by hostility. No response was directed to Golden Cycle during the week following transmission of the proposal. Its only comment came indirectly, in a March 25 press release disclosing the disappointing results for the quarter and fiscal year ended January 31, 1998. Buried in the narrative, Global stated it would undertake "an analysis" of the Proposal but that "[t]he Company is not for sale and has not invited the Golden Cycle proposal or any other proposal. It should not be assumed that any transaction will occur."

         38. On March 27, Alexander Grass wrote again to Mr. Piazza to express disappointment over Global's failure to respond. Four days later, on March 31, Global sent its only direct response to date in the form of a letter from Defendant Keenan to Alexander Grass. Pointedly, the letter was faxed with a cover sheet of Global's counsel, Gibson, Dunn & Crutcher. The invective-filled letter describes Golden Cycle as failing to treat its offer "as a serious proposal," and accuses it of attempting to "bull[y]" the Global Board. Further, Defendant Keenan wrote:

                           Your letter of March 27, 1998 states that you are
                  "extremely disappointed" that Mr. Piazza has not responded to your letter of March 23. Let me assure you that your disappointment pales in comparison to my disappointment that with absolutely no prior discussion between you and any representative of the Company, you faxed Mr. Piazza a letter ... and then filed materials with the Securities and Exchange Commission ... calling for the removal of the entire Board. Then on Wednesday, March 25, 1998, you arranged for Cede & Company to send us a demand to open up the Company's books and records to you.

Defendant Keenan went on to state Global had retained "the investment banking firm of Cleary, Gull ... to assist in evaluating your proposal." Defendant Keenan also represented that if the Board decides to "consider proposals for the sale of the Company, I can so no reason why we would not offer you the same opportunity to obtain information, evaluate the Company and compete with any other bidders that might surface."

         39. Apparently fueled by Defendant Keenan's "dissapointment," Defendants have attempted to disrupt the Golden Cycle offer at any cost. In numerous ways, Defendants have manipulated the corporate machinery to obstruct the Consent Solicitation and Golden Cycle's acquisition bid. The Defendant's inequitable actions include the following:

                           A. The Board purported to set a record date for the
                  Consent Solicitation intended to impede Golden Cycle's ability to gather consents. On April 1, Global announced the Board had approved a March 30 record date for stockholders entitled to express consents. In doing so, the Board knew or should have known that the period for SEC comments on Golden Cycle's preliminary proxy materials had not run and that Golden Cycle could not begin solicitations for at least several business days. The selection of the record date was calculated to maximize the amount of trading before the solicitation began. In that way, the Defendants could maximize the number of stockholders with the economic incentive to give a consent, but without the power to do so.

                           B. The Board's vote to set the record date must have
                  been on or before March 30. Nevertheless, the Board did not announce its action until April 1 -- at least two days later. Investors who acquired shares in the interim did so without the knowledge that they would not be entitled to express consents as of the Board's selected record date. As a result, they were deprived of notice that they might need to demand proxies to express consents.

                           C. On March 25, Golden Cycle arranged for the
                  delivery on its behalf of a demand for a stockholder list to be used to communicate about the Consent Solicitation, among other things. Although it is obligated to produce the list, Global has refused to do so. As a result, Golden Cycle has been forced to seek judicial intervention from this Court. Once more, the resulting delay is calculated to interfere with Golden Cycle's Consent Solicitation.

                           D. Under the federal securities laws, Global was
                  required to contact fiduciaries holding stock for beneficial holders as promptly as possible after setting the record date and request beneficial holder lists. It did not do so, but delayed even after issuing the April 1 press release. Once Global obtains the lists, it will be obligated to produce them to Golden Cycle pursuant to the inspection demand. By delaying its request for the lists, Global has delayed its receipt of the lists and, thereby, the date on which they will have to be provided to Golden Cycle.

                           E. On or about April 2, 1998, Global contacted at
                  least one Global record holder who holds shares as a fiduciary for beneficial holders and informed the record holder that April 3 was the record date for the Consent Solicitation. The communication of a false record date can be expected to result in creation of incorrect beneficial holders lists, further delays in Golden Cycle's receipt of correct lists, confusion in the market about the Consent Solicitation, and the execution of consents for which Global will undoubtedly assert challenges. Global's violation of federal law in its dealings with fiduciary holders is the subject of a lawsuit commenced yesterday in federal court.

                           F. On Thursday, April 2, Global commenced litigation
                  against Golden Cycle and its principals in the United States District Court in the Northern District of California. The litigation apparently was commenced for purposes of public relations. Golden Cycle learned of it through a Global press release issued on April 6, and it has yet to be served. The claims are legally baseless, premised largely on fatuous claims that the preliminary proxy materials would be false and misleading if eventually used to solicit consents.

                           G. On information and belief, Global has prepared
                  information packages and presentations which are being circulated to potential competing bidders, but not to Golden Cycle. Providing such information contravenes Defendant Keenan's representations to Golden Cycle that a Alevel playing field" will be maintained among bidders.

         40. The Defendants' continued refusal to deal with Golden Cycle in a manner consistent with their fiduciary obligations is particularly palpable given its retention of Cleary Gull as its financial advisor. Cleary Gull assisted Golden Cycle in purchasing more than 3.6% of Global's outstanding shares at prices significantly less than $18, and offered to sell it restricted shares representing an additional 3.3% of the total outstanding at the lower price. It also sought to serve as Golden Cycle's financial advisor with respect to its interest in Global. Under the circumstances, Cleary Gull should require very little time to advise the Individual Defendants that the $18 cash offer is fair.

         41. Having concluded the Individual Defendants will not consider Golden Cycle's offer independently or in good faith, Golden Cycle commenced today a Tender Offer of all outstanding shares at the $18 cash price. The Tender Offer is all cash, non-coercive and represents a significant premium over market. Under the circumstances, the Global Board has a fiduciary obligation to exempt the Tender Offer from the anti-takeover provisions of the Poison Pill and
Section 203.

                               Irreparable Injury

         42. Global's use of or reliance upon the Poison Pill and other defensive measures to obstruct Golden Cycle's Tender Offer and Consent Solicitation will hinder and prevent Golden Cycle from exercising its fundamental rights under Delaware law, including, but not limited to, the right to conduct a consent solicitation. The failure of the Individual Defendants even to consider, much less act upon, Golden Cycle's proposal makes it impossible for Global's stockholders to have an accurate assessment of Golden Cycle's Proposed Tender Offer. Golden Cycle's resulting injury will not be compensable in money damages and plaintiff has no adequate remedy at law.

                                     COUNT I
                 (for interference with the corporate franchise)

         43. Plaintiff repeats and realleges the allegations of the Complaint as if fully set forth here.

         44. Delaware law recognizes the corporate franchise as a fundamental stockholder right. The right to solicit and to express consents is an important part of that right.

         45. As part of an effort to entrench themselves in office, Defendants have improperly and inequitably interfered with the corporate franchise by, among other things: (i) purporting to set a premature record date for the Consent Solicitation; (ii) delaying the announcement of its claimed designation of the record date; (iii) interfering with Golden Cycle's right to a stocklist and to inspect corporate books and records; (iv) delaying requests to fiduciary holders for beneficial holder lists; and (v) misinforming record holders about the purported record date.

         46. Plaintiff has no adequate remedy at law.

                                    COUNT II
                         (for breach of fiduciary duty)

         47. Plaintiff repeats and realleges the allegations of the Complaint as if fully set forth here.

         48. The Individual Defendants bear fiduciary obligations to Global's stockholders, including Golden Cycle. The Individual Defendants are violating those duties to entrench themselves in office by, among other things: obstructing the Consent Solicitation; using corporate assets to bring baseless litigation against Golden Cycle and its principals; failing to consider Golden Cycle's $18 cash offer independently and in good faith; refusing to exempt Golden Cycle's $18 cash offer from the Poison Pill and from ss.203; and failing to maintain a level playing field in connection with Golden Cycle's $18 cash offer.

         49. As fiduciaries, Defendants also owe a duty of candor to Global's stockholders, including Golden Cycle. Defendants have violated that duty by, among other things: concealing significant payments to various of the Individual Defendants; creating and failing to correct a materially false and misleading impression that Defendants Allan and Keenan are "independent" and "non-management" directors; falsely claiming to be considering Golden Cycle's $18 cash offer; misrepresenting the purported record date; and representing a "level playing field" would be maintained regarding Golden Cycle's offer.

         50. Plaintiff has no adequate remedy at law.

                                    COUNT III
                                   (for fraud)

         51. Plaintiff repeats and realleges the allegations of the Complaint as if fully set forth here.

         52. As alleged above, Defendants have disseminated materially false and misleading statements about their compensation, their independence, the Consent Solicitation, and the $18 cash offer. Defendants made such statements with knowledge of their falsity or with reckless disregard as to whether or not they are false, and with the expectation that Global's stockholders would rely on the false and misleading statements. The stockholders have relied.

         53. Plaintiff has no adequate remedy at law.

         WHEREFORE, Plaintiff Golden Cycle LLC respectfully requests that this Court enter judgment against all Defendants, and all persons in active concert or participation with them, as follows:

               A. Temporarily, preliminarily and permanently enjoining Global and the Individual Defendants:

                           (i) against employing any devices or taking any steps that would interfere with the Consent Solicitation or would interfere with, or to limit the power of, directors elected pursuant to the Consent Solicitation to execute fully their fiduciary duties;

                           (ii) against taking any action that would interfere with the or the Tender Offer, or entering into any agreement or arrangement or using any device that would interfere with, restrict or that would have the effect of restricting consummation of the Tender Offer;

                           (iii) against making any false or misleading statements in connection with the Consent Solicitation or the Tender Offer;

                           (iv) compelling the redemption of the Poison Pill or the exemption of the Tender Offer from its anti-takeover effects;

                           (v) compelling the exemption of the Tender Offer from the anti-takeover effects of 8 Del. C. ss.203; and

                           (vi) compelling the dissemination of curative disclosures.

               B. Declaring the Defendants to have breached their fiduciary duties.

               C. Declaring the purported March 30 Record Date to be void and without effect;

               D. Granting plaintiff and Global's stockholders damages for all incidental injuries suffered as a result of defendants' unlawful conduct.

               E. Awarding plaintiff the costs and disbursements of this action, including attorneys' fees.

               F. Granting plaintiff such other and further relief as the Court deems just and proper.


                                    WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP


                                    BY:
                                        ------------------------------
                                       David J. Margules
                                       Todd C. Schiltz
                                       One Rodney Square
                                       920 King Street, Suite 300
                                       Wilmington, DE  19801
                                       (302) 777-5860

DATE:  April 7, 1998